Exhibit 12.1
Baxter International Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(unaudited — in millions, except ratios)

	Three Months	Years ended December 31
	Ended	2005	2004	2003	2002	2001
	March 31, 2006	(B)	(B)	(B)	(B)	(B)

Income from continuing operations
before income taxes and cumulative
effect of accounting changes	$354	$1,444	$430	$1,129	$1,386	$962

Fixed charges
Interest costs	31	184	144	152	100	129
Estimated interest in rentals (A)	12	46	50	51	46	36

Fixed charges as defined	43	230	194	203	146	165

Adjustments to income
Interest costs capitalized	(4)	(18)	(18)	(37)	(30)	(22)
Net gains of less than majority- owned affiliates, net of dividends	(1)	(6)	(5)	(23)	(1)	(1)

Income as adjusted	$392	$1,650	$601	$1,272	$1,501	$1,104

Ratio of earnings to fixed charges	9.12	7.17	3.10	6.27	10.28	6.69

(A)	Represents the estimated interest portion of rents.

(B)	Excluding the following pre-tax special charges, the ratio of earnings to fixed charges was 7.47, 7.98, 7.93, 11.58 and 9.53 in 2005, 2004, 2003, 2002 and 2001, respectively.

2005:	$109 million pre-tax benefit relating to restructuring charge adjustments, pre-tax charges of $126 million relating to infusion pumps, and a pre-tax charge of $50 million relating to the exit of hemodialysis instrument manufacturing.

2004:	$543 million charge for restructuring, $289 million charge for impairments and $115 million for other special charges.

2003:	$337 million charge for restructuring.

2002:	$163 million charge for in-process research and development and $26 million charge for restructuring.

2001:	$280 million charge for in-process research and development and other special charges and $189 million charge relating to discontinuing the A, AF and AX series dialyzers.